Exhibit 2

2017 SECOND QUARTER RESULTS    Stock Listing Information    Philippine Stock Exchange Ticker: CHP    Investor Relations    + 632 849 3600 E-Mail:

Operating and Financial Highlights

	January - June				Second Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Cement volume[2]	2.5	2.6	(5%)	2.5	1.3	1.3	(2%)	1.3
Net sales	10,989	12,718	(14%)	12,718	5,627	6,390	(12%)	6,390
Gross profit	4,892	6,078	(19%)	6,078	2,320	2,981	(22%)	2,981
as % of net sales	44.5%	47.8%	(3.3pp)	47.8%	41.2%	46.6%	(5.4pp)	46.6%
Operating earnings before other expenses, net	1,203	2,714	(56%)	937	435	1,378	(68%)	404
as % of net sales	10.9%	21.3%	(10.4pp)	7.4%	7.7%	21.6%	(13.9pp)	6.3%
Controlling Interest Net Income	486	896	(46%)	44	137	436	(69%)	(171)
Operating EBITDA	1,824	3,341	(45%)	1,563	753	1,701	(56%)	727
as % of net sales	16.6%	26.3%	(9.7pp)	12.3%	13.4%	26.6%	(13.2pp)	11.4%
Free cash flow after maintenance capital expenditures	827				1,067			
Free cash flow	590				904			
Net debt	13,863				13,863			
Total debt	15,036				15,036			
Earnings per share[3]	0.09			0.06	0.03			(0.06)

In millions of Philippine Pesos, except volumes
[1] Refer to page 7 for information on pro forma adjustments
[2] Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker
[3] In Philippine Pesos

Net sales for the second quarter of 2017 was PHP 5,627 million, a decrease of 12% compared to the second quarter of 2016, reflecting lower cement prices and volumes.

Cost of sales as a percentage of net sales increased by 5.4 pp during the second quarter of 2017 compared with the same period last year, from 53.4% to 58.8%. As a percentage of cost of sales, power and fuels accounted for 21% and 20%, respectively.

Operating expenses as a percentage of net sales increased by 8.4 pp during the second quarter of 2017 compared with the same period last year, from 25.1% to 33.5%. Distribution expenses increased 3.6 pp, driven by lower utilization and higher diesel prices. Selling and administrative expenses increased 4.8 pp due to additional marketing promotions, and other overhead expenses.

Operating EBITDA, at PHP 1,824 million during the first half of 2017, decreased by 45% year-on-year, reflecting lower prices and volumes and higher operating expenses.

Operating EBITDA margin decreased by 9.7 pp during the first half of 2017 versus the same period in 2016, from 26.3% to 16.6%.

Controlling interest net income was PHP 486 million in the first half of 2017 against a pro forma net income of PHP 896 million in the same period of 2016. Improvements in other income and reductions in financial and income tax expenses mitigated lower operating earnings before other income (expenses).

Total debt at the end of June 2017 stood at PHP 15,036 million, of which PHP 13,977 million pertained to long-term debt owed to BDO Unibank, Inc.

2017 Second Quarter Results Page 2

Operating Results                Domestic Gray Cement January—June Second Quarter Second Quarter 2017 2017 vs. 2016 2017 vs. 2016 vs. First Quarter 2017 Volume (6%) (3%) 6% Price in USD (14%) (15%) (2%) Price in PHP (8%) (9%) (2%) Domestic gray cement volumes declined by 3% during the second quarter of 2017 and by 6% year-to-date, compared with the same periods last year. Sequential activity improved with cement volumes increasing by 6% versus the first quarter. Daily cement volumes remained practically flat during the quarter. A longer-than-expected shutdown of our APO Cement Plant in Cebu during the second quarter temporarily affected cement output. For the second quarter of 2017, domestic gray cement prices declined by 9% on a year-over-year basis and by 2% on a sequential basis. The decline in prices reflects heightened competitive conditions and the continued presence of imports in the markets. 2017 Second Quarter Results    Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - June			Second Quarter		
	2017	2016 Pro Forma[1]	% var	2017	2016 Pro Forma[1]	% var
Operating earnings before other expenses, net	**1,203**	**2,714**	**(56%)**	**435**	**1,378**	**(68%)**
+ Depreciation and operating amortization	621	626	(1%)	319	323	(1%)
Operating EBITDA	**1,824**	**3,341**	**(45%)**	**753**	**1,701**	**(56%)**
- Net financial expenses	459			200		
- Capital expenditures for maintenance	196			147		
- Change in working Capital	58			(862)		
- Taxes paid	306			204		
- Other cash items (Net)	(22)			(3)		
Free cash flow after maintenance capital	**827**			**1,067**		
- Strategic Capital expenditures	237			163		
Free cash flow	**590**			**904**		

In millions of Philippine Pesos, except volumes and percentages

[1] Refer to page 7 for information on pro forma adjustments

Debt Information

	Second Quarter
	2017
Total debt	**15,036**
Short term	0%
Long term	100%
Cash and cash equivalents	1,173
Net debt	**13,863**

	Second Quarter
	2017
Currency denomination	
U.S. dollar	7%
Philippine peso	93%
Interest rate	
Fixed	37%
Variable	63%

In millions of Philippine Pesos, except percentages

U.S. dollar-denominated debt converted using end June 2017 exchange rate of PHP 50.47

2017 Second Quarter Results

Page 4

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

INCOME STATEMENT	January - June 2017	2016 Pro Forma[1]	% var	2016 Actual	Second Quarter 2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	10,989,341	12,718,249	(14%)	12,718,249	5,626,964	6,390,040	(12%)	6,390,040
Cost of sales	(6,096,885)	(6,640,693)	(8%)	(6,640,693)	(3,307,369)	(3,409,218)	(3%)	(3,409,218)
Gross profit	**4,892,456**	**6,077,556**	**(19%)**	**6,077,556**	**2,319,595**	**2,980,822**	**(22%)**	**2,980,822**
Operating expenses	(3,689,719)	(3,363,239)	10%	(5,140,487)	(1,884,971)	(1,602,370)	18%	(2,576,826)
Operating earnings before other expenses, net	**1,202,737**	**2,714,317**	**(56%)**	**937,069**	**434,624**	**1,378,452**	**(68%)**	**403,996**
Other income (expenses), net	21,780	(16,737)	(230%)	(68,522)	2,614	(24,853)	(111%)	(76,640)
Operating earnings	**1,224,517**	**2,697,580**	**(55%)**	**868,547**	**437,238**	**1,353,599**	**(68%)**	**327,356**
Financial expenses	(439,946)	(671,042)	(34%)	(481,742)	(190,763)	(336,568)	(43%)	(463,801)
Other financial income (expenses), net	(147,993)	(341,645)	(57%)	(341,645)	(50,653)	(142,341)	(64%)	(142,340)
Net income before income taxes	**636,578**	**1,684,893**	**(62%)**	**45,160**	**195,822**	**874,690**	**(78%)**	**(278,785)**
Income tax	(150,525)	(789,057)	(81%)	(1,513)	(59,308)	(438,577)	(86%)	108,130
Consolidated net income	**486,053**	**895,836**	**(46%)**	**43,647**	**136,514**	**436,113**	**(69%)**	**(170,655)**
Non-controlling Interest Net Income	15	14	7%	14	7	8	(13%)	8
Controlling Interest Net Income	**486,068**	**895,850**	**(46%)**	**43,661**	**136,521**	**436,121**	**(69%)**	**(170,647)**
Operating EBITDA	**1,824,128**	**3,340,732**	**(45%)**	**1,563,485**	**753,433**	**1,701,032**	**(56%)**	**726,575**
Earnings per share	**0.09**				**0.03**			

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of June 30 2017
Total Assets	**51,340,280**
Cash and Temporary Investments	1,173,039
Trade Accounts Receivables	986,888
Other Receivables	78,938
Inventories	3,179,122
Other Current Assets	1,442,582
Current Assets	6,860,569
Fixed Assets	15,592,084
Other Assets	28,887,627
Total Liabilities	**22,128,537**
Current Liabilities	6,261,559
Long-Term Liabilities	15,036,198
Other Liabilities	830,780
Consolidated Stockholders' Equity	**29,211,743**
Non-controlling Interest	231
Stockholders' Equity Attributable to Controlling Interest	29,211,512

2017 Second Quarter Results Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - June 2017	January - June 2016 Pro Forma[1]	% var	2016 Actual	Second Quarter 2017	Second Quarter 2016 Pro Forma[1]	% var	2016 Actual
Net sales	219,549	270,630	(19%)	270,630	112,401	136,243	(17%)	136,243
Cost of sales	(121,806)	(141,306)	(14%)	(141,306)	(66,066)	(72,689)	(9%)	(72,689)
Gross profit	**97,743**	**129,324**	**(24%)**	**129,324**	**46,335**	**63,554**	**(27%)**	**63,554**
Operating expenses	(73,715)	(71,566)	3%	(109,384)	(37,653)	(34,164)	10%	(54,941)
Operating earnings before other expenses, net	**24,028**	**57,758**	**(58%)**	**19,940**	**8,682**	**29,390**	**(70%)**	**8,613**
Other income (expenses), net	435	(356)	(222%)	(1,458)	52	(530)	(110%)	(1,634)
Operating earnings	**24,463**	**57,402**	**(57%)**	**18,482**	**8,734**	**28,860**	**(70%)**	**6,979**
Financial expenses	(8,789)	(14,279)	(38%)	(10,251)	(3,811)	(7,176)	(47%)	(9,889)
Other financial income (expenses), net	(2,957)	(7,270)	(59%)	(7,270)	(1,012)	(3,035)	(67%)	(3,035)
Net income before income taxes	**12,717**	**35,853**	**(65%)**	**961**	**3,911**	**18,649**	**(79%)**	**(5,945)**
Income tax	(3,007)	(16,790)	(82%)	(32)	(1,185)	(9,351)	(87%)	2,305
Consolidated net income	**9,710**	**19,063**	**(49%)**	**929**	**2,726**	**9,298**	**(71%)**	**(3,640)**
Non-controlling Interest Net Income	0	0		0	0	0		0
Controlling Interest Net Income	**9,710**	**19,063**	**(49%)**	**929**	**2,726**	**9,298**	**(71%)**	**(3,640)**
Operating EBITDA	**36,443**	**71,087**	**(49%)**	**33,269**	**15,050**	**36,268**	**(59%)**	**15,491**
Earnings per share	**0.00**			**0.00**	**0.00**			**0.00**

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of June 30 2017
Total Assets	**1,017,243**
Cash and Temporary Investments	23,242
Trade Accounts Receivables	19,554
Other Receivables	1,564
Inventories	62,990
Other Current Assets	28,583
Current Assets	135,933
Fixed Assets	308,938
Other Assets	572,372
Total Liabilities	**438,449**
Current Liabilities	124,065
Long-Term Liabilities	297,923
Other Liabilities	16,461
Consolidated Stockholders' Equity	**578,794**
Non-controlling Interest	5
Stockholders' Equity Attributable to Controlling Interest	578,789

2017 Second Quarter Results Page 6

Definitions of Terms and Disclosures                Methodology for translation, consolidation, and presentation of Nevertheless and for the convenience of the reader, and in order to results present a comprehensive comparative operating information for the six-month and the three-month periods ended June 30, 2017, CHP CEMEX Holdings Philippines, Inc. (“CHP”) reports its interim financial continued to use pro forma selected consolidated income statement statements under Philippine Financial Reporting Standards (“PFRS”). information for the six-month and the three-month periods ended June When reference is made in 2017 and 2016 to consolidated interim 30, 2016, intended in all cases and to the extent possible, to present the financial statements, it means CHP financial information together with operating performance of CHP on a like-to-like basis under a its subsidiaries. “normalized” expected ongoing operation; therefore, as if the new For the purpose of presenting figures in U.S. dollars, the consolidated royalty scheme and insurance agreements would have been effective balance sheet as of June 30, 2017 has been converted at the end of from the beginning of 2016. period exchange rate of 50.47 Philippine pesos per US dollar while the CHP Pro forma consolidated income statement for the six-month and consolidated income statement for the six-month period ended June the three-month periods ended June 30, 2016 appearing in this report 30, 2017 has been converted at the January to June, 2017 average represent combined historical selected income statement information exchange rate of 50.05 Philippine pesos per US dollar. On the other of CHP subsidiaries, adjusted to reflect the 5% corporate service charges hand, the consolidated income statement for the three-month period and royalties, and reinsurance agreements (on a like-to-like basis) for ended June 30, 2017 has been converted at the April to June, 2017 the six-month and the three-month periods ended June 30, 2016. average exchange rate of 50.06 Philippine pesos per US dollar. In addition: Pro forma financial information included in the report    (1) beginning fiscal year of 2017, a change in accounting treatment of For the purpose of the below clarification, the term “Company” refers the effects from the new reinsurance agreements is adopted to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and recognizing the same as a reduction in operating expenses instead of an its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its increase of revenue (which was the accounting treatment utilized in subsidiaries excluding CHP. 2016).    CEMEX Holdings Philippines, Inc. was incorporated on September 17, This change in accounting treatment is presented in this report’s Pro 2015 for purposes of the initial equity offering concluded on July 18, Forma consolidated income statement information for the six-month 2016 (the “IPO”). For accounting purposes, the group reorganization by and the three-month periods ended June 30, 2016    This difference in means of which the Company acquired its consolidated subsidiaries was presentation does not have an effect on the reported Pro Forma effective January 1, 2016. Several strategies discussed in the CHP operating income, reported Pro Forma Operating EBITDA or reported primary offer prospectus (“the Prospectus”) were implemented upon Pro Forma net income for the six-month and the three-month periods conclusion of the initial equity offering: a) the new royalty scheme was ended June 30, 2016. implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively (2) the Pro Forma selected consolidated income statement information effective August 1, 2016. These strategies are already in full effect in for the six-month and the three-month periods ended June 30, 2016 2017. appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt. 2017 Second Quarter Results    Page 7

Definition of Terms and Disclosures

CEMEX HOLDINGS PHILIPPINES

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - June		Second Quarter		January - June	
	2017 average	2016 average	2017 average	2016 average	2017 End of period	2016 End of period
Philippine peso	50.05	47.00	50.06	46.90	50.47	47.06

Amounts provided in units of local currency per US dollar

2017 Second Quarter Results Page 8